Form C

Cover Page

Name of issuer:

Lost Spirits Distillery INC

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 1/21/2020

Physical address of issuer:

6131 Malburg Way
Vernon CA 90058

Website of issuer:

http://Lostspirits.net

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

40,984

Price:

$1.22000

Method for determining price:

Dividing pre-money valuation ($20,022,099.50) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.48

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.78

Deadline to reach the target offering amount:

4/30/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,356,725.00	$349,326.00
Cash & Cash Equivalents:	$578,172.00	$11,714.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$358,708.00	$176,231.00
Long-term Debt:	$425,356.00	$51,201.00
Revenues/Sales:	$1,804,523.00	$383,749.00
Cost of Goods Sold:	$298,523.00	$174,540.00
Taxes Paid:	$0.00	$0.00
Net Income:	($30,543.00)	($336,556.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Lost Spirits Distillery INC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Roshini Jaiswal	CRO	Jagatjit Industries	2018
Bryan Davis	CEO	Lost Spirits Distillery INC	2010
Joanne Haruta	CMO	Lost Spirits Distillery INC	2010
Dr. Wynn Sanders	COO	Lost Spirits Distillery LLC	2016
John Berry	Architect	John Berry Architects	2019
Ron Daignault	Attorney	Goldberg Segalla	2016
Todd Martin	Board Director	NA	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Bryan Davis	President	2010
Bryan Davis	CEO	2010
Joanne Haruta	CMO	2010
Dr. Wynn Sanders	COO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> An investment in the shares involves significant risks and uncertainties. A prospective investor should carefully consider the following risk factors in conjunction with the other information provided by the Company before purchasing any shares. The risks discussed below can adversely affect the Company's business, operating results, prospects, and financial condition. As a result, these risks can cause the value of the Company, and therefore, the shares, to decline and could cause the total or partial loss of the investor's investment in the shares. While the risks and uncertainties described below are not the only ones the Company faces, they do represent those risks and uncertainties the Company believes are material to the Company's business, operating results, prospects, and financial condition. Additional risks and uncertainties that are not presently known to the Company, or that are currently deemed immaterial, may also have an adverse effect on the Company, its operating results, prospects, and financial condition.
>
> Changes in government regulation, or failure to comply with existing regulations, could adversely affect our business, financial condition and results of operations.
>
> The production, distribution and sale in the United States of many of our products are also currently subject to various federal and state regulations, including, but not limited to: the Federal Food, Drug, and Cosmetic Act, including as amended by the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; various environmental statutes; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. Outside the United States, the production, distribution and sale of many of our products are also subject to numerous statutes and regulations. If a regulatory

authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined or face other remedial measures, all of which could adversely affect our business, financial condition and results of operations.

Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

We cannot predict the effect of inquiries from or actions by attorneys general or other government agencies and/or quasi-government agencies into the advertising, marketing, promotion, ingredients, usage or sale of our products.

We are subject to the risks of investigations or enforcement actions by state attorneys general or other government and/or quasi-governmental agencies relating to the advertising, marketing, promotion, ingredients, usage or sale of our products. We cannot predict the outcome of any such inquiry and what, if any, effect it may have on our business, financial condition or results of operations. If an inquiry by a state attorney general or other government or quasi-government agency finds that our products or the advertising, marketing, promotion, ingredients, usage or sale of such products are not in compliance with applicable laws or regulations, we may become subject to fines, changes in the usage or sale of our products or changes in our advertising, marketing and promotion practices, each of which could have an adverse effect on our business, financial condition or results of operations.

We require additional capital in order to continue our business operations as planned.

We have budgeted the need for additional funding during the next several months to continue our business operations as planned. If we cannot secure additional financing, our business and operations could be significantly impaired by limitations on our access to capital. There can be no assurance that capital from outside sources will be available, or if such financing is available, that it will be on terms that management deems sufficiently favorable. If we are unable to obtain additional financing upon terms that management deems sufficiently favorable, or at all, it would not have a material adverse impact upon our ability to continue our business operations and pursue our expansion strategy. In the event we do not raise additional capital, it is likely that we may need to scale back or curtail implementing our full business plan, putting the company on a longer glideslope to success and leaving itself open to competition with better capital investment

Our growth will place significant strains on our resources.

Since inception, the Company has had limited operations. Our growth, if any, is expected to place a significant strain on our managerial, operational and financial resources as the Company currently has limited full-time employees and we will likely continue to have limited employees in the future. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that we will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future operating results, if any, will also depend on its ability to add additional personnel commensurate with the growth of our business, if any. If we are unable to manage growth effectively, our business, results of operations and financial condition will be adversely affected

If we are not able to retain the services of senior management there may be an adverse effect on our operations until we find suitable replacements.

Our business is dependent, to a large extent, upon the services of our senior management. We do not maintain key person life insurance on any members of our senior management. The loss of services of Bryan Davis, Joanne Harruta, Wynn Sanders, or any other key members of our senior management could adversely affect our business until suitable replacements can be found. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms. If senior management is not able to spend a sufficient amount of their available time on our operations, any investment in the Company could become worthless.

We face substantial uncertainties in executing our business plan.

Successfully executing our business plan will require us to attain certain objectives to which no assurance can be given that we will be successful in our efforts. We believe that in order to execute our business plan and achieve the sales growth we are anticipating we must, among other things, successfully recruit additional personnel in key positions, develop a distribution network and establish a customer base and create awareness of our brand name. In order to implement any of these we will be required to materially increase our operating expenses, which may require additional working capital. If we are unable to secure additional working capital, we will be unable to accomplish our objectives, and if we are unable to accomplish one or more of these objectives, our business may fail.

Our industry is highly competitive.

Our industry is highly competitive and fragmented. We expect competition to intensify in the future. We can make no assurance that we will be able to effectively compete with these other companies or that competitive pressures, including possible downward pressure on the prices we charge for our products, will not arise. In the event that we cannot effectively compete on a continuing basis or competitive pressures arise, such inability to compete or competitive pressures will have a material adverse effect on our business, results of operations and financial condition.

Changes in consumer preferences may reduce demand for some of our products.

Our industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us.

Consumers are seeking greater variety in their beverages. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that appeal to consumers. In order to retain and expand our market share, we must continue to develop and introduce different and innovative beverages, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some beverage brands or products may be limited to a few years before consumers' preferences change. There can be no assurance that the beverages we market will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We also may be unable to penetrate new markets. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

The global economic crisis may adversely impact our business and results of operations.

Our industry can be affected by macro-economic factors, including changes in national, regional, and local economic conditions, employment levels and consumer spending patterns or the impact of the novel coronavirus (COVID-19) on the macro-economy. Disruptions in the overall economy and financial markets may impact our industry, could reduce consumer confidence in the economy and could negatively impact consumers' willingness to purchase our products as they reduce their discretionary spending.

We anticipate being dependent on a limited number of independent suppliers for our products, which may affect our ability to deliver our products in a timely manner. If we are not able to ensure timely product deliveries, potential distributors and customers may not order our products, and our revenues may decrease.

We will rely entirely on a limited number of third parties to provide supplies for our products. These third party supplies may be unable to satisfy our supply requirements or provide services at competitive costs or offer reliable products. The failure to meet any of these critical needs would delay or reduce product shipment and adversely affect our revenues, as well as jeopardize any relationships with independent distributors and customers. An extended interruption in the supply of our products would result in decreased product sales and our revenues would likely decline.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with regard to new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials we might not be able to satisfy demand on a short-term basis. We do not use hedging agreements or alternative instruments to manage this risk. Such shortages could interfere with or delay production of certain of our products and could have a material adverse effect on our business and financial results.

If we do not maintain sufficient inventory levels and/or if we are unable to deliver our products to our customers in sufficient quantities, and/or if our customers' or retailers' inventory levels are too high, our operating results could be adversely affected.

If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors or retailers, increase our distribution costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. If the inventory of our products held by our distributors and/or retailers is too high, they will not place orders for additional products, which could unfavorably impact our future sales and adversely affect our operating results.

Adverse publicity associated with our products, or those of similar companies, could adversely affect our sales and revenues.

Adverse publicity concerning any actual or purported failure of our Company to comply with applicable laws and regulations regarding any aspect of our business could have an adverse effect on the public perception of our Company. This, in turn, could negatively affect our ability to obtain financing, endorsers and attract distributors or retailers for our products, which would have a material adverse effect on our ability to generate sales and revenues. Our distributors' and customers' perception of the safety and quality of our products or even similar products distributed by others can be significantly influenced by national media attention, publicized scientific research or findings, product liability claims and other publicity concerning our products or similar products distributed by others. Adverse publicity, whether or not accurate, that associates consumption of our products or any similar products with illness or other adverse effects, will likely diminish the public's perception of our products. Claims that any products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could have a material adverse effect on the market demand for our products, including reducing our sales and revenues.

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury.

Although we maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The success of our business will depend upon our ability to create brand awareness.

Our industry is already highly competitive, with many well-known brands leading the industry. Our ability to compete effectively and generate revenue will be the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of our products distinct from those of our competitors. Advertising and packaging and labeling of our products will be limited by various regulations.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.

Our business is heavily dependent upon our confidential and proprietary intellectual property. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights. However, current U.S. laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

We may face intellectual property infringement claims and other litigation which would be costly to resolve.

We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management's attention from our day-to-day operations, which can have a material adverse effect on our business, operating results, and financial condition

Our limited operating history makes it difficult to forecast our future results, making any investment in the Company highly speculative.

We have a limited operating history, and as such, our historical financial and operating information is of limited value in predicting our future operating results. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which could then force us to curtail or cease our business operations.

This Offering is being made on a "Best Efforts" basis.

This Offering is made on a "best efforts" only basis. There is no assurance that all of the offered shares, or any particular lesser number, will in fact be sold. Once accepted by the Company, Subscribers will not be permitted to withdraw their subscriptions if less than all of the offered shares are sold. If less than all of the offered shares are sold, there is no assurance that the Company will be able to complete its proposed use of proceeds, nor is there any assurance that the Company will be able to achieve its business plan.

The Company experienced a fire in 2019.

One of the Company's business locations suffered extensive fire damage in 2019. As a result of the fire, the Company secured short term debt. The Company is currently servicing several hundred thousand dollars of such related debt, and it is endeavoring to pay off such debt as quick as possible. Recently, the Company has been retiring $75,000 of such debt per month, which contributes to the Company's current negative cash flow. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

The Company's has limited resources and will require additional financings in the future, which may further dilute the ownership of the Company.

The Company intends to seek additional equity or debt investments. If the Company raises additional equity capital or debt capital convertible into equity beyond the Offering described herein, purchasers of Shares offered hereby will experience dilution of ownership in the Company. Debt financing would result in higher interest expense. There can be no assurance that the Company will generate sufficient funds to service its debt. Moreover, there is no assurance that future equity or debt financing will be available on terms acceptable to or in the amounts needed by the Company.

Dividends have never been paid, and we do not expect to pay dividends in the foreseeable future.

The Company has never paid a dividend and does not anticipate that it will paid dividends in the foreseeable future.

The Company is taxed as a "C" corporation.

The Company is taxed as a corporation pursuant to Subchapter C of the Internal Revenue Code. The Company's tax and fiscal year is the calendar year. There may be certain tax consequences of holding shares. Subscribers must rely on their own tax advisors and should obtain the advice of his, her or its own tax advisor concerning the effect of an investment in the Company on his, her or its personal tax situation.

The transferability of the Shares is limited.

Potential investors should recognize the long term nature of their investment in the shares. As purchasers of securities in a private offering not registered under the Securities Act of 1933, as amended ("Securities Act"), investors in the shares are not permitted to sell, transfer, or otherwise dispose of the shares unless the shares are registered or an exemption from registration is available. As a result, the transfer of the shares to third parties is subject to legal restrictions that may impair or prohibit the holder from transferring shares. Any sale, transfer or other disposition of the shares must also comply with relevant state securities laws. Accordingly, purchasers of the shares may be required to hold the shares for an indefinite period of time. The purchase of shares in this Offering will not be suitable for an investor desiring or requiring liquidity. Investors desiring to sell their shares may be unable to do so because no one may be willing to purchase such restricted securities with very limited liquidity.

The shares are subject to the terms of the Stockholder Agreement.

The shares are subject to the terms of a Stockholder Agreement, which provides, among other things, (i) a voting agreement related to certain stockholders rights to designate members to the Company's board of directors (and a corresponding obligation of stockholders to vote in favor of such designated, (ii) a right of first refusal in favor of the Company first and the other stockholders second, should a stockholder desire to transfer any shares, (iii) co-sale rights for certain transfers, (iv) a drag along right should a sale of the company occur, and (v) rights of first offer for certain issuances of new securities in favor of certain stockholders.

The shares are a speculative investment.

Our business objectives must be considered highly speculative, and there is no assurance that we will satisfy those objectives. No assurance can be given that the investors will realize a return on their shares, if any, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read the Subscription Agreement, including all exhibits thereto. All investors should consult with their attorney or business advisors prior to making an investment.

The offering price of the shares was arbitrarily determined.

The offering price of the shares has been arbitrarily determined and is not based on expected return on investment or independent appraisal of the value of the Company.

This Offering has not undergone any regulatory review.

As noted above, the shares have not, and will not be, registered under the Securities Act or any applicable state securities laws. Therefore, no regulatory authority has reviewed or approved the terms of this offering, including the disclosure of risks and tax consequences, and the fairness of its terms. Prospective investors do not have the protections afforded by applicable federal and state securities laws governing registered offerings and they must judge the adequacy of disclosure and the fairness of the terms of this offering without the benefit of review by any regulatory authority.

The Directors' and Officers' liability is limited, and the Company will indemnify the Directors and Officers for certain acts.

The directors and officers of the Company are not liable to the Company or the stockholders for any acts performed or failures to act by them in good faith and in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and, if applicable, is within the scope of authority granted to them. The directors, the officers, and their affiliates shall be indemnified by the Company to the fullest extent permitted by law. A successful claim for such indemnification could deplete the Company's assets by the amount paid.

The stockholders may lose the limited liability protection currently offered by the Company.

One of the advantages of a corporation is the limitation of a stockholder's liability for the obligations of the company to the value of that stockholder's shares. In order to maintain the limited liability of the stockholders, the Company must comply with the requirements of the Delaware General Business Corporation Act. We will operate in such a manner as the directors and officers, in consultation with legal counsel, deem appropriate to preserve, to the extent possible, the limited liability of the stockholders. There is a risk, however, that we could act, or fail to act, in such a way as to jeopardize the limited liability of the stockholders.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 93% towards increasing wholesale inventory so we can fill our back orders. 7% towards Wefunder fees.

If we raise: **$1,070,000**

Use of Proceeds: 23% towards increasing wholesale inventory so we can fill our back orders. 50% will be used to expand the tour in LA and 20% will be used to pursue a new lost Spirits Distillery in Las Vegas. The funds raised here we be accompanied by millions in existing revenue streams. As well as 7% Wefunder fees.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. <u>Investor Commitment.</u> The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. <u>Acceptance of the Investment.</u> If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. <u>Investor Transfer of Funds.</u> Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. <u>Progress of the Offering.</u> The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. <u>Closing; Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a

material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round; $20M pre-money valuation
See exact security attached as Appendix B, Investor Contracts.

Lost Spirits Distillery INC is offering up to 877,049 shares of Common Stock, at a price of $1.22 per share. The campaign minimum is $50,000.48, and the maximum is $1,069,999.78. The pre-money valuation is $20,022,099.50.

Irrevocable Proxy.

On and after the date of the Closing, the Investor hereby appoints, and shall appoint in the future upon request, the CEO of the Company, with full power of substitution, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities issued under this Agreement as the holders of a majority of such class of shares vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor under this Section 6(a) of the Subscription Agreement are coupled with an interest, and such proxy and power will be irrevocable and shall be valid for longer than three years. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares issued under this Agreement. The CEO is an intended third-party beneficiary of the terms of this Section 6, and has the right, power and authority to enforce the provisions hereof as though he were a party hereto.

Special Purpose Vehicle.

Investor agrees to take any and all actions determined by the Company's Board of Directors in good faith to be advisable to reorganize this Agreement and any Securities issued under the terms of this Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Securities under this Offering.

Repurchase.

If the Company determines, in its sole discretion, that it is likely that within six months after the sale of the Securities under this Agreement that Securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Securities from Investor for the greater of (i) the Purchase Price and (ii) the fair market value of the Securities, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, if an Equity Financing (as defined in the Subscription Agreement) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined in the Subscription Agreement) of the Securities Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Securities by the Financing Price (as defined in the Subscription Agreement) and is referred to as the "Aggregate Value"), the Company shall pay to Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined in the Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: Investors in this round will have voting rights proxied to the CEO.
☐ No

16. How may the terms of the securities being offered be modified?

Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20875105	15286662	Yes ⇕

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,124,895

Describe any other rights:

Investors in this round will not receive voting rights; instead, voting rights will be proxy'd to the CEO. Options convert to common stock.

The company converted from an LLC to a C-corp in 2020; all outstanding shares are common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering or sale).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the

Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute

Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Bryan Davis
Issue date	08/04/19
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 02/24/20
Interest rate	0.0% per annum
Maturity date	11/01/20
Current with payments	Yes

The repayment term for this loan is "When the company can afford it"

Loan

Lender	Joanne Haruta
Issue date	08/04/19
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 02/24/20
Interest rate	0.0% per annum
Maturity date	11/01/20
Current with payments	Yes

The repayment term for this loan is "When the company can afford it"

Loan

Lender	Rapid Finance
Issue date	11/10/19
Amount	$150,000.00
Outstanding principal plus interest	$175,684.57 as of 02/10/20
Interest rate	42.5% per annum
Maturity date	05/21/21
Current with payments	Yes

Loan

Lender	PayPal Working Capital
Issue date	11/19/19
Amount	$200,000.00
Outstanding principal plus interest	$119,445.82 as of 02/17/20
Interest rate	0.0% per annum
Current with payments	Yes

Loan Fee: $26,074

Loan

Lender	Kabbage
Issue date	01/22/20
Amount	$40,000.00
Outstanding principal plus interest	$59,200.00 as of 02/16/20
Interest rate	79.0% per annum

| Maturity date | 02/12/21 |
| Current with payments | Yes |

This loan has a complex payment schedule. To calculate the APR I used an average.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2018	Regulation D, Rule 506(b)	LLC, Membership Units	$467,500	General operations
11/2018	Regulation D, Rule 506(b)	Membership Units	$606,283	General operations
2/2019	Regulation D, Rule 506(b)	Membership unit purchase	$568,257	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Bryan Davis
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	08/05/19
Outstanding principal plus interest	$50,000.00 as of 02/17/20
Interest rate	0.0% per annum
Maturity date	11/01/20
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

The repayment term for this loan is "When the company can afford it"

Name	Joanne Haruta
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	08/05/19
Outstanding principal plus interest	$50,000.00 as of 02/17/20
Interest rate	0.0% per annum
Maturity date	02/01/20
Outstanding	Yes
Current with payments	Yes
Relationship	CMO

The repayment term for this loan is "When the company can afford it"

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Lost Spirits is a world renowned distillery that also houses an industry leading research lab, an elaborate tour, and a world class restaurant. The company is best summarized by the following bullets. - 2019 Best World Whisky - Wizards of Whisky - 2019 World's Best Distillery Experience - Drinks Business Magazine UK - 2019 Liquid Gold Award - Jim Murray's Whisky Bible- Patented Technology capable of making 20-year-aged equivalent spirits in a week.

In five years, Lost Spirits plans to expand into new locations, build additional distilleries and grow its customer base. We have a signed LOI to build a new location in Las Vegas with anticipated (but not guaranteed) revenue of over $20,000,000 a year. In the course of the next five years we hope it will take expansion into 6 locations to scale to $50,000,00. With each new site, we will need to access additional capital and plan to therefore will seek the public market within 2-3 years.

Milestones

Lost Spirits Distillery INC was incorporated in the State of Delaware in January 2020. Lost Spirits Technology LLC (LST) is a wholly owned subsidiary of Lost Spirits Distillery INC. Lost Spirits IP LLC is a wholly owned subsidiary of Lost Spirits Technology LLC and owns the company patents. The company has 11 full-time employees, and 69 part-time employees.

Since then, we have:

- Tracking $4.5 million in revenue from the Los Angeles distillery. *based on past 60 days trailing revenue.

- 1200% growth since 2017. *based on current tracking revenue over 2017 revenue.

- Signed LOI to build a new distillery and experience in Las Vegas in 2020 with millions in non-dilutive funding. *LOI is non binding, final contract terms are still being negotiated.

- 2018 World's Best Distillery Experience - Spirits Business Magazine - The American Distilling Institute - Drinks International UK.

- 2019 World Whisky of the Year - Dominic Roskrow (Wizards of Whisky UK).

- Liquid Gold Status - Jim Murray's Whisky Bible.

- The first distillery to successfully age spirits in a laboratory.

Historical Results of Operations

Our company was originally formed as an California LLC in 2010. We re-incorproated as a C-Corp in January 2020 and have limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $1,804,523. Our gross margin was 83.46%. For the period ended December 31, 2017, the Company had revenues of $383,749. Our gross margin was 54.51%.

- *Assets.* As of December 31, 2018, the Company had total assets of $1,356,725, including $578,172 in cash. As of December 31, 2017, the Company had total assets of $349,326, including $11,714 in cash.

- *Net Loss.* The Company has had net losses of $30,543 for 2018 and net losses of $336,556 in 2017.

- *Liabilities.* The Company's liabilities totaled $784,064 for 2018 and $227,432 in 2017.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,078,687 in debt and $1,642,040 in equity.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors.

Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Lost Spirits Distillery INC cash in hand is $132,219, as of February 25th, 2020. Over the last three months, revenues have averaged $403,015/month, cost of goods sold has averaged $35,998/month, and operational expenses have averaged $318,164/month, for an average net margin of $48,853 per month. **Our intent is to remain profitable.**

On January 18, 2019 there was a fire. The business re-opened in July, 2019 and sales increased substantially.

Numbers above are from Nov 1st 2019 - Feb 1st 2020.

*The financials are in the process of being reviewed by the CPA firm and may be revised.

Revenues are expected to increase from planned ticket price increases. Sources of capital beyond ticket sales are wholesale distribution, e-commerce, and borrowing.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

NOTE: Lost Spirits is currently involved in two civil employment litigation matters. First, a complaint has been filed against the company in connection with a workers' compensation case for a willful and serious injury by a former employee. The potential recoverable damages in this matter is one-half of the compensation otherwise recoverable for the workers compensation claim. Second, we have filed a complaint against a former employee, for trade secret theft, unfair competition, breach of fiduciary duty, intentional interference with contractual relationship, intentional interference with prospective economic advantage, conversion, and breach of contract. Opposing counsel indicated an intention to file counter claims against the company for wage-and-hour violations. However, as of the date of this submission, no complaint has been filed or served. As a result of the aforementioned litigation, we may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, however, these legal proceedings may have a material adverse effect on our business, financial condition, or results of operations.

Nevertheless, we do not anticipate for either matter to present an existential threat to our company.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://lostspirits.net/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Lost Spirits Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Bryan Davis
Dr. Wynn Sanders
Joanne Haruta
John Berry
Ron Daignault
Roshini Jaiswal
Todd Martin

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Lost Spirits Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Bryan Davis

Dr. Wynn Sanders

Joanne Haruta

John Berry

Ron Daignault

Roshini Jaiswal

Todd Martin

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Lost Spirits Distillery INC

By

Bryan Davis

Co-Founder & CEO - Board Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

John Berry
Board Member
2/28/2020

Wynn S. Sanders
COO
2/28/2020

Todd Martin
Board Director
2/28/2020

Joanne Haruta
CMO / BOD
2/28/2020

Bryan Davis
Co-Founder & CEO - Board Director
2/28/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.